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                            April 28, 2022

       Stuart Noyes
       Chief Executive Officer
       Summer Infant, Inc.
       1275 Park East Drive
       Woonsocket, Rhode Island 02895

                                                        Re: Summer Infant, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 8, 2022
                                                            File No. 001-33346

       Dear Mr. Noyes:

             We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed on April 8, 2022

       General

   1. Please tell us why you have not included a proposal to approve, on an advisory (non-
                                                        binding) basis, the
compensation that may become payable to the named executive
                                                        officers of Summer
Infant in connection with the merger.
 Stuart Noyes
FirstName   LastNameStuart Noyes
Summer Infant,   Inc.
Comapany
April       NameSummer Infant, Inc.
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Elizabeth Fraser